Exhibit 2.1

CONFIDENTIAL	EXECUTION VERSION

MEMBERSHIP INTEREST PURCHASE AGREEMENT

THIS MEMBERSHIP INTEREST PURCHASE AGREEMENT (the “Agreement”) is made and entered into as of April 5, 2017 by and among Viacom International Inc., a Delaware corporation (“VII”), Paramount NMOC LLC, a Delaware limited liability company (“Paramount”), Lions Gate Films Holdings Company #2, Inc., a California corporation (“Lions Gate”, and together with VII and Paramount, the “Sellers”), and Metro-Goldwyn-Mayer Studios Inc., a Delaware corporation (“Purchaser”). All capitalized terms that are used but not defined herein shall have the respective meanings ascribed thereto in Annex A.

W I T N E S S E T H:

WHEREAS, each Seller owns beneficially and of record the percentage of limited liability company interests in Studio 3 Partners LLC (the “Company”) set forth opposite such Seller’s name in the column titled “Membership Interests” on Exhibit A hereto (collectively, the “Membership Interests”).

WHEREAS, the Sellers have agreed to sell to Purchaser free and clear of all Liens, and Purchaser has agreed to purchase from the Sellers, all Membership Interests on the terms and subject to the conditions set out in this Agreement (the “Purchase”), and the parties have agreed to consummate the other transactions contemplated by this Agreement and the Related Agreements (collectively, with the Purchase, the “Transactions”).

NOW, THEREFORE, in consideration of the mutual agreements, covenants and other premises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereto hereby agree as follows:

Article I
PURCHASE AND SALE

1.1          Purchase and Sale. At the Closing, each Seller shall sell, assign, transfer, convey and deliver all of such Seller’s right, title and interest in and to the Membership Interests owned by such Seller to Purchaser free and clear of all Liens, and Purchaser shall purchase such Membership Interests free and clear of all Liens from each such Seller, on the terms and subject to the conditions set forth in this Agreement, for the consideration set forth in, and to be paid in accordance with, Section 1.3.

1.2         Closing. Unless this Agreement is validly terminated pursuant to Section 7.1, the Purchase shall be consummated at a closing (the “Closing”) to be held on the fifth (5th) Business Day following the satisfaction or written waiver (if permissible) of the conditions set forth in Article V (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or written waiver (if permissible) of those conditions), at the offices of O'Melveny & Myers LLP, 1999 Avenue of the Stars, 8th Floor, Los Angeles, CA 90067, unless another time or place is mutually agreed upon in writing by the Sellers and Purchaser; provided, however, that without the prior written consent of each of the parties, in no event shall the Closing occur prior to April 21, 2017. The date upon which the Closing actually occurs shall be referred to herein as the “Closing Date.”

1.3          Purchase Price. In consideration for the sale of Membership Interests pursuant to Section 1.1 hereof, each Seller shall be entitled, with respect to each Seller’s Membership Interests sold to Purchaser pursuant hereto, to consideration consisting of an amount in cash equal to such Seller’s Pro Rata Portion of the Purchase Price. At the Closing, Purchaser shall pay, or cause to be paid, to each Seller such Seller’s Pro Rata Portion of the Purchase Price by wire transfer of immediately available funds in accordance with wire instructions to be delivered by such Seller to Purchaser not later than three (3) Business Days prior to the Closing Date. Purchaser shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to Sellers such amounts as Purchaser is required to deduct and withhold under the Code, or any Tax law, with respect to the making of such payment. Provided that the Sellers satisfy the requirements of Section 1.4(f), Purchaser currently does not believe any withholding taxes are applicable. Before making any such deduction or withholding, Purchaser shall (i) provide Sellers ten (10) days’ notice of Purchaser’s intention to make such deduction and withholding and, in reasonable detail, the authority, basis and method of calculation for the proposed deduction or withholding in order for Sellers to obtain reduction of or relief from such deduction or withholding from the applicable Governmental Authority and/or execute and deliver to or file with such Governmental Authority and/or Purchaser such affidavits, certificates and other documents as may reasonably be expected to afford to Sellers a reduction of or relief from such deduction or withholding and (ii) cooperate with Sellers to the extent reasonable in efforts by Sellers to obtain such reduction of or relief from such deduction of withholding. To the extent that amounts are so withheld, such withheld amounts shall be timely remitted to the applicable Governmental Authority and treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

1.4          Closing Deliveries by the Parties. At the Closing, each of the Sellers and Purchaser, as applicable, shall deliver, or cause to be delivered, all of the following:

(a)       Assignments. Each Seller shall deliver to Purchaser a duly executed membership interest assignment in the form attached hereto as Exhibit B (the “Assignments”).

(b)       Paramount Output Agreement Amendment. VII shall cause Paramount Pictures Corporation to deliver to the Company, and Purchaser shall deliver, and the Sellers and Purchaser shall cause the Company to deliver, to VII, a duly executed counterpart of the amendment to the Paramount Output Agreement in the form attached hereto as Exhibit C (the “Paramount Output Agreement Amendment”).

(c)       Lions Gate Output Agreement Amendment. Lions Gate shall deliver to the Company, and Purchaser shall deliver, and the Sellers and Purchaser shall cause the Company to deliver, to Lions Gate, a duly executed counterpart to the amendment to the Lions Gate Output Agreement in the form attached hereto as Exhibit D (the “Lions Gate Output Agreement Amendment”).

(d)       Director Resignations. Each Seller shall deliver, or cause to be delivered, to Purchaser resignation letters signed by each director of the Company who had been designated by such Seller effective as of the Closing Date.

(e)       FIRPTA Certificate. Each Seller shall deliver, or cause to be delivered, to Purchaser a properly executed affidavit prepared in accordance with Treasury Regulations section 1.1445-2(b) certifying such Seller’s non-foreign status.

Article II
REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each Seller, with respect to itself only, severally but not jointly, hereby represents and warrants to Purchaser as of the date hereof and as of the Closing Date as set forth in Sections 2.1 through 2.6 and Section 2.8, and VII hereby represents and warrants to Purchaser as of the date hereof and as of the Closing Date as set forth in Section 2.7:

2.1          Organization and Good Standing. Such Seller is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware or California, as applicable.

2.2          Authority and Enforceability. Such Seller has all requisite corporate power and authority to enter into this Agreement and any Related Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Purchase and the other Transactions. The execution and delivery by such Seller of this Agreement and any Related Agreements to which it is a party, the performance by such Seller of its obligations hereunder and thereunder and the consummation of the Purchase and the other Transactions have been duly authorized by all necessary corporate and other action on the part of such Seller, and no further corporate or limited liability company action is required on the part of such Seller to authorize this Agreement and any Related Agreements to which it is a party, to perform its obligations hereunder or thereunder or to consummate the Purchase or any other Transaction. This Agreement and each of the Related Agreements to which such Seller is a party have been duly executed and delivered by such Seller and (assuming due authorization, execution and delivery by the other parties hereto and thereto) constitute the legal, valid and binding obligations of such Seller, enforceable against such Seller in accordance with their terms, subject to (x) Legal Requirements of general application relating to bankruptcy, insolvency, moratorium, the relief of debtors and enforcement of creditors’ rights in general and (y) rules of law governing specific performance, injunctive relief, other equitable remedies and other general principles of equity (the “Enforceability Limitations”).

2.3          Ownership of Membership Interests. Such Seller is the sole legal, record and beneficial owner of the Membership Interests designated as being owned by such Seller opposite such Seller’s name in Exhibit A. Such Membership Interests owned by such Seller are not subject to any Liens that will not be released at or prior to the Closing. At the Closing, in exchange for the consideration paid pursuant to Section 1.3, Purchaser or its designee will receive good and marketable title to such Membership Interests, free and clear of all Liens.

2.4          Approvals and Consents. Except as required with respect to the HSR Act, no consent, waiver, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority or other Person is required by or with respect to such Seller or any Affiliate thereof in connection with the execution and delivery of this Agreement and any Related Agreements to which such Seller is a party, the performance by such Seller of its obligations hereunder or thereunder or the consummation of the Purchase and the other Transactions, except for such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not interfere with such Seller’s ability to consummate the Purchase and the other Transactions or to otherwise perform in all material respects its obligations pursuant to this Agreement and the Related Agreements to which it is a party.

2.5          No Conflicts; No Actions. The execution and delivery by such Seller of this Agreement and any Related Agreement to which such Seller is a party and the consummation of the Purchase and the other Transactions does not and will not (a) conflict with or violate any provision of the certificate of incorporation, bylaws or other organizational documents of such Seller, (b) conflict with or violate any Legal Requirement or Order applicable to such Seller or (c) conflict with, or result in any breach of, constitute a default (or event which with the giving of notice or lapse or time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation, or cancellation of, or result in the creation of any Lien on any of the assets or properties of such Seller pursuant to any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which such Seller is a party or by which any of such assets or properties are bound or affected, except, with respect to clauses (b) and (c) above, as would not interfere with such Seller’s ability to consummate the Purchase and the other Transactions or to otherwise perform in all material respects its obligations pursuant to this Agreement and the Related Agreements to which it is a party. There is no Action, at law or in equity, before any Governmental Authority pending or, to the actual knowledge of such Seller, threatened, against such Seller or any Affiliate thereof or affecting any of their respective properties or assets, which would interfere with such Seller’s ability to consummate the Purchase and the other Transactions or to otherwise perform in all material respects its obligations pursuant to this Agreement and the Related Agreements to which it is a party.

2.6          Brokers and Finders. Except for LionTree Advisors LLC, the fees and expenses of which will be paid by the Sellers, no investment banker, broker, finder or intermediary or other Person is or will be entitled to any investment banking, brokerage, finder’s, financial advisory or similar fee or commission in connection with this Agreement or the Transactions as a result of any arrangement made by such Seller or any of its Affiliates.

2.7          VII Representations. Except as set forth on Section 2.7 of the VII Disclosure Schedule:

(a)       As of the date hereof, to VII’s Knowledge, neither the Company nor its subsidiary have any material Liabilities of a type required to be reflected on a balance sheet prepared in accordance with GAAP, except for those (i) reflected on the Company’s balance sheet dated as of February 28, 2017, (ii) which have arisen since February 28, 2017 in the ordinary course of business (none of which relate to breach of contract, breach of warranty, tort, infringement, violation of or Liability under any Legal Requirement or any Action), or (iii) which exist to MGM’s Knowledge.

(b)       As of the date hereof, to VII’s Knowledge, there are no Actions pending or threatened in writing against the Company or its subsidiary, any of their respective officers or directors (in their capacities as such), except (i) as would not, individually or in the aggregate, be material to the Company and its subsidiary, taken as a whole or (ii) which exist to MGM’s Knowledge.

2.8          No Other Representations or Warranties. Except for the representations and warranties contained in this Article II, such Seller makes no other express or implied representation or warranty with respect to such Seller, the Company, the Membership Interests, the Purchase or the other Transactions, and such Seller hereby disclaims any other representations or warranties, whether made by such Seller, any Affiliate of such Seller or any of their respective Representatives with respect thereto.

Article III
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to the Sellers as of the date hereof and as of the Closing Date as follows:

3.1         Organization and Good Standing. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware.

3.2          Authority and Enforceability. Purchaser has all requisite corporate power and authority to enter into this Agreement and any Related Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Purchase and the other Transactions. The execution and delivery by Purchaser of this Agreement and any Related Agreements to which it is a party, the performance by such Purchaser of its obligations hereunder and thereunder and the consummation of the Purchase and the other Transactions have been duly authorized by all necessary corporate and other action on the part of Purchaser, and no further corporate action is required on the part of Purchaser to authorize this Agreement and any Related Agreements to which it is a party, to perform its obligations hereunder or thereunder or to consummate the Purchase or any other Transaction. This Agreement and each of the Related Agreements to which Purchaser is a party have been duly executed and delivered by Purchaser and (assuming due authorization, execution and delivery by the other parties hereto and thereto) constitute the legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their terms, subject to the Enforceability Limitations.

3.3          Approvals and Consents. Except as required with respect to the HSR Act, no consent, waiver, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority or other Person is required by or with respect to Purchaser or any Affiliate thereof in connection with the execution and delivery of this Agreement and any Related Agreements to which Purchaser is a party, the performance by Purchaser of its obligations hereunder or thereunder or the consummation of the Purchase and the other Transactions, except for such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not interfere with Purchaser’s ability to consummate the Purchase and the other Transactions or to otherwise perform in all material respects its obligations pursuant to this Agreement and the Related Agreements to which it is a party.

3.4          No Conflicts; No Actions. The execution and delivery by Purchaser of this Agreement and any Related Agreement to which it is a party and the consummation of the Purchase and the other Transactions, does not and will not (a) conflict with or violate any provision of the certificate of incorporation, bylaws or other organizational documents of Purchaser, (b) conflict with or violate any Legal Requirement or Order applicable to Purchaser or (c) conflict with, or result in any breach of, constitute a default (or event which with the giving of notice or lapse or time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation, or cancellation of, or result in the creation of any Lien on any of the assets or properties of Purchaser pursuant to any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which Purchaser is a party or by which any of such assets or properties are bound or affected, except with respect to clauses (b) and (c) above, as would not interfere with Purchaser’s ability to consummate the Purchase and the other Transactions or to otherwise perform in all material respects its obligations pursuant to this Agreement and the Related Agreements to which it is a party. There is no Action, at law or in equity, before any Governmental Authority pending or, to the actual knowledge of Purchaser, threatened, against Purchaser or any Affiliate thereof or affecting any of their respective properties or assets, which would interfere with Purchaser’s ability to consummate the Purchase and the other Transactions or to otherwise perform in all material respects its obligations pursuant to this Agreement and the Related Agreements to which it is a party.

3.5          Financing. At the Closing, Purchaser shall have immediately available funds in a quantity sufficient to pay the Purchase Price upon the Closing.

3.6          Investment Purpose. Purchaser is acquiring the Membership Interests solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. Purchaser acknowledges that the Membership Interests are not registered under the Securities Act of 1933, as amended, or any state securities laws, and that the Membership Interests may not be transferred or sold except pursuant to the registration provisions of the Securities Act of 1933, as amended, or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable.

3.7          Information. Purchaser currently holds Membership Interests in the Company. Purchaser has had access to information regarding, and opportunity to ask questions and receive answers regarding, the business, properties, prospects and condition of the Company and has conducted an independent evaluation of the Membership Interests and an independent determination of whether to engage in the Purchase. Purchaser is an “accredited investor” as defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended, capable of evaluating the merits and risks of the Purchase and of protecting its own interests in connection with the Purchase. Purchaser acknowledges that no Seller has given it any tax, legal or financial advice or opinion with respect to the Purchase or the other Transactions. Purchaser has read and understands the terms of this Agreement and has reviewed this Agreement with Purchaser’s own tax, financial and legal advisors.

3.8          Brokers and Finders. No investment banker, broker, finder or intermediary or other Person is or will be entitled to any investment banking, brokerage, finder’s, financial advisory or similar fee or commission in connection with this Agreement or the Transactions as a result of any arrangement made by Purchaser or any of its Affiliates.

3.9          No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, Purchaser makes no other express or implied representation or warranty with respect to Purchaser, the Purchase or the other Transactions, and Purchaser hereby disclaims any other representations or warranties, whether made by Purchaser, any Affiliate of Purchaser or any of their respective Representatives with respect thereto.

Article IV
AGREEMENTS OF THE PARTIES

4.1         Conduct of Business of the Company.

(a)       During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing (the “Interim Period”), the Sellers and Purchaser shall, to the extent applicable, use commercially reasonable efforts to cause the Company to conduct its business in the ordinary course and consistent with past practice.

(b)       During the Interim Period, the Sellers and Purchaser shall act in accordance with and comply with the governance provisions of the JV Term Sheet; provided, that during the Interim Period, the Sellers and Purchaser shall cause the Company and its subsidiary not to take any action that requires approval of the majority of the voting representatives on the Company’s board of directors pursuant to the JV Term Sheet unless such majority approval includes the approval of the directors designated by Purchaser.

(c)       In addition, and without limiting the generality of the foregoing, during the Interim Period, without the prior written consent of Purchaser (not to be unreasonably withheld, conditioned or delayed), the Sellers (including VII in its capacity as service provider to the Company) and Purchaser shall not permit the Company or its subsidiary to enter into, amend or terminate any distribution, affiliation, carriage or similar agreement or any output, license or similar agreement, or waive any material rights, settle any dispute or take any other material action under any such agreement.

4.2         Capital Contributions and Distributions. During the Interim Period, the Sellers and Purchaser agree to cause the Company not to (a) declare or pay any dividends or other distributions in respect of any membership interests in the Company, except that at least one (1) day prior to the Closing, the Sellers and Purchaser shall cause the Company to declare and pay a pro rata cash distribution to its members of seventy-five million U.S. dollars ($75,000,000) in the aggregate; and (b) request any capital contributions from any members of the Company.

4.3          Expenses. Except as otherwise expressly set forth in this Agreement, each party shall be responsible for its own expenses and costs that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement and the Related Agreements, including the fees, expenses and disbursements of its investment bankers, accountants, counsel, consultants or other advisors.

4.4          Public Disclosure; Confidentiality. The initial press release with respect to the Purchase and the Transactions shall be a joint press release, the text of which shall be agreed by the parties hereto. Thereafter, neither any party hereto nor any of their respective Representatives, shall, and prior to the Closing, each party shall cause the Company not to, and following the

Closing, Purchaser shall cause the Company not to, issue any statement or make any communication (written or otherwise) to any third party (other than its Representatives) regarding the terms and conditions of this Agreement or the Transactions or the discussions and negotiations between the parties regarding this Agreement or the Transactions, without the prior written consent of other parties hereto, and each party hereto hereby agrees that the terms of this Agreement shall be kept confidential by such party and such party’s Representatives; provided, however, that such party may make such a statement or communication or disclose such terms (a) if required to do so by applicable Legal Requirements, including a valid court order, or a Governmental Authority; provided that, to the extent legally permitted, such party promptly notifies the other parties hereto (in advance, to the extent reasonably practicable) of the disclosure of such information and, to the extent applicable, takes reasonable steps to minimize the extent of any such required disclosure and request confidential treatment; (b) to the extent necessary to comply with any reporting obligations pursuant to the Securities Exchange Act of 1934, as amended, or contractual commitments to such party’s stockholders, it being understood that, among other things, a party may disclose the terms of this Agreement in and/or file this Agreement as an exhibit to a Form 8-K or Form 10-K that such party or a controlling Affiliate of such party may file with the Securities and Exchange Commission; provided that, to the extent legally permitted, such party promptly notifies the other parties hereto (in advance, to the extent reasonably practicable) of the disclosure of such information, with the further understanding that such notification need not be provided with respect to the disclosure of terms and/or the filing of this Agreement if and to the extent that the same was/were previously contained in or attached to an earlier filing by the applicable party (or its controlling Affiliate); provided, further, that Lions Gate hereby notifies the other parties hereto of its intent, following the Closing, to disclose the material terms of this Agreement and/or file this Agreement as an exhibit to a Form 8-K and/or Form 10-K; (c) to the extent they become generally available to the public (including by virtue of this Agreement having been filed as an exhibit to a Form 8-K or Form 10-K by one of the parties hereto or its Affiliate) other than by virtue of a breach of this provision by such party or its Affiliates, managers, directors, officers, employees, members, representatives, or other agents, including its financial, legal or accounting advisors (together, “Representatives”); (d) to enforce or defend such party’s rights under this Agreement or the Related Agreements; and (e) to a bona fide prospective or an actual buyer or financier as well as the Representatives thereof (provided that any such buyer or financier first executes a written confidentiality agreement pursuant to which they/it agree(s) to be bound by the provisions of this provision or a similar undertaking of confidentiality). For the avoidance of doubt, nothing in this Section 4.4 shall prevent Paramount from disclosing information in accordance with Section 25 of the Paramount Output Agreement or Lions Gate from disclosing information in accordance with Section 25 of the Lions Gate Output Agreement. Each party shall (i) advise its Affiliates and its Representatives that any information subject to this Section 4.4 is confidential, and (ii) be responsible for any action taken by it or its Affiliates and their respective Representatives that, if such action had been taken by such party, would have constituted a breach of this Section 4.4.

4.5          Regulatory and Other Authorizations; Notices and Consents.

(a)       Each of the Sellers and Purchaser shall, and shall cause each of its Affiliates to, use its reasonable best efforts to (i) promptly obtain all authorizations, consents, orders and approvals of all Governmental Authorities that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and the Related

Agreements; (ii) cooperate fully with the other parties in promptly seeking to obtain all such authorizations, consents, orders and approvals; and (iii) provide such other information to any Governmental Authority as such Governmental Authority may reasonably request in connection herewith. Purchaser agrees to, and the Sellers and Purchaser shall cause the Company to, as promptly as practicable and, in any event, no later than five (5) Business Days after the date hereof, make its respective filing, if necessary, pursuant to the HSR Act with respect to the Transactions, which filing shall include a request for early termination of the waiting period under the HSR Act, and to supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the HSR Act. Each of Purchaser, Lions Gate and VII shall, and shall cause its Affiliates to, pay one third (1/3) of all filing fees or other payments required by any Legal Requirement to any Governmental Authority in order to obtain any such authorizations, consents, orders or approvals. Purchaser shall, and shall cause its Affiliates to, pay all legal fees incurred by or on behalf of the Company or Purchaser in order to obtain any such authorizations, consents, orders or approvals.

(b)       Notwithstanding Section 4.5(a), nothing in this Agreement shall require Purchaser or the Company to (i) propose or accept the sale, divestiture, disposition or holding separate of any assets or businesses of itself or any of its Affiliates (or otherwise take any action that limits the freedom of action with respect to, or its ability to retain, any of its businesses, product lines, or assets or those of its Affiliates) in order to avoid the entry of or to effect the dissolution of any injunction or other Order (whether temporary, preliminary or permanent), which would otherwise have the effect of preventing or delaying the consummation of the Transactions; or (ii) propose or accept the impositions of any business, commercial, regulatory or legal conditions.

(c)       Each party to this Agreement shall promptly notify the other parties of any communication it or any of its Affiliates or any of their respective Representatives receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permit the other parties to review in advance any proposed communication by such party to any Governmental Authority. None of the parties to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation (including any settlement of an investigation), or other inquiry with respect to this Agreement unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting. Each party hereto shall, and shall cause its Affiliates and its and their respective Representatives to, coordinate and cooperate fully with the other parties hereto in exchanging such information and providing such assistance as the other parties hereto may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, including under the HSR Act. The parties to this Agreement shall, and shall cause their respective Affiliates and their respective Representatives to, provide each other with copies of all correspondence, filings or communications between them or any of their respective Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the Purchase and the other Transactions; provided, however, that materials may be redacted (i) as necessary to comply with contractual arrangements or Legal Requirements and (ii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

4.6          Notice of Developments. Prior to the Closing, each of the parties hereto shall notify, as promptly as is reasonably practicable, the other parties, in writing, of any events, circumstances, facts and occurrences arising subsequent to the date of this Agreement (including the commencement of any Action) which would reasonably be expected to materially and adversely affect or delay its ability to consummate the Purchase and/or the other Transactions.

4.7          Additional Payment.

(a)          First Additional Payment. Solely in the event that definitive agreements for either (x) one or more Epix Sales are entered into on or prior to the date (the “Six Month Date”) that is six (6) months following the Closing Date with respect to an aggregate of more than forty percent (40%) of the outstanding ownership interests of the Company or assets of the Company and its subsidiaries, taken as a whole (the “40% Threshold”), or (ii) one or more Epix Sales are entered into on or prior to the date (the “Eighteen Month Date”) that is eighteen (18) months following the Closing Date with respect to an aggregate of more than fifty percent (50%) of the outstanding ownership interests of the Company or assets of the Company and its subsidiaries, taken as a whole (the “50% Threshold”, and together with the 40% Threshold, each an “Applicable Threshold”), then within ten (10) Business Days following the date (the “First Additional Payment Trigger Date”) of the consummation of the transactions contemplated by the definitive agreements for the Epix Sale that first satisfied an Applicable Threshold (when aggregated together with any prior Epix Sales) (each, a “First Additional Payment Sale”), Purchaser shall calculate the First Additional Payment (as defined below), if any, as set forth below, and if a First Additional Payment is due, shall deliver to the Sellers a notice with such calculation and shall pay such First Additional Payment in accordance with Section 4.7(g):

(i)         First, with respect to each First Additional Payment Sale, Purchaser shall calculate the product of:

(A)       The difference of (1) the Enterprise Value for one hundred percent (100%) of the Company implied by the consideration actually (or, in the case of Company Closing Debt, deemed to be) received by Purchaser or one of its Affiliates or the Company on or prior to the First Additional Payment Trigger Date in connection with such Epix Sale (including, for clarity, any Escrowed Amounts, Time-Based Deferred Payments, Equity Equivalent Exercise Amounts and Contingent Payments actually received on or prior to the First Additional Payment Trigger Date) minus (2) the Threshold Price as of the date of closing of such Epix Sale; multiplied by

(B)       The percentage of the outstanding ownership interests of the Company or assets of the Company and its subsidiaries, taken as a whole, sold in such Epix Sale (as well as those acquired by the applicable purchaser upon the exercise or conversion on or prior to the First Additional Payment Trigger Date of any Equity Equivalents issued in connection with such Epix Sale);

(ii)        Next, Purchaser shall calculate the sum of the amounts determined in accordance with the foregoing Section 4.7(a)(i) for all First Additional Payment Sales (the “Aggregate First Additional Payment Proceeds”);

(iii)       Next, Purchaser shall calculate the product (the “Adjusted Aggregate First Additional Payment Proceeds”) of the Aggregate First Additional Payment Proceeds multiplied by the Aggregate Sellers Percentage;

(iv)       Finally, if the Adjusted Aggregate First Additional Payment Proceeds are:

(A)       Greater than zero, then Purchaser shall pay to each Seller such Seller’s respective Pro Rata Portion of the Adjusted Aggregate First Additional Payment Proceeds (the aggregate amount paid by Purchaser, the “First Additional Payment”); or

(B)       Less than or equal to zero, then no First Additional Payment shall be made by Purchaser.

For clarity, this Section 4.7(a) shall operate only once, on the First Additional Payment Trigger Date, and any subsequent calculations pursuant to this Section 4.7 shall be carried out pursuant to Sections 4.7(b), (c), (d) or (e), as applicable.

(b)          Six Month Additional Payment. Solely in the event that definitive agreements for one or more Epix Sales are entered into on or prior to the Six Month Date (each, a “Six Month Epix Sale”) that individually or collectively satisfy the 40% Threshold, then within ten (10) Business Days following the Six Month Date, Purchaser shall calculate the Six Month Additional Payment (as defined below), if any, as set forth below, and if a Six Month Additional Payment is due, shall deliver to the Sellers a notice with such calculation and shall pay such Six Month Additional Payment in accordance with Section 4.7(g):

(i)         First, with respect to each Six Month Epix Sale, Purchaser shall calculate the product of:

(A)       The difference of (1) the Enterprise Value for one hundred percent (100%) of the Company implied by the consideration actually (or, in the case of Company Closing Debt, deemed to be) received by Purchaser or one of its Affiliates or the Company on or prior to the Six Month Date in connection with such Epix Sale (including, for clarity, any Escrowed Amounts, Time-Based Deferred Payments, Equity Equivalent Exercise Amounts and Contingent Payments actually received on or prior to the Six Month Date) minus (2) the Threshold Price as of the date of closing of such Epix Sale; multiplied by

(B)       The percentage of the outstanding ownership interests of the Company or assets of the Company and its subsidiaries, taken as a whole, sold in such Epix Sale (as well as those acquired by the applicable purchaser upon the exercise or conversion on or prior to the Six Month Date of any Equity Equivalents issued in connection with such Epix Sale);

(ii)        Next, Purchaser shall calculate the sum of the amounts determined in accordance with the foregoing Section 4.7(b)(i) for all Six Month Epix Sales (the “Aggregate Six Month Proceeds”);

(iii)       Next, Purchaser shall calculate the product (the “Adjusted Aggregate Six Month Proceeds”) of the Aggregate Six Month Proceeds multiplied by the Aggregate Sellers Percentage;

(iv)       Finally, if the Adjusted Aggregate Six Month Proceeds are:

(A)       Greater than the First Additional Payment (if any), then Purchaser shall pay to each Seller such Seller’s respective Pro Rata Portion of the difference of the Adjusted Aggregate Six Month Proceeds minus the First Additional Payment (the aggregate amount paid by Purchaser, the “Six Month Additional Payment”); or

(B)        Less than or equal to the First Additional Payment, then no Six Month Additional Payment shall be made by Purchaser.

(c)          Twelve Month Additional Payment. Solely in the event that either (x) definitive agreements for one or more Six Month Epix Sales are entered into that individually or collectively satisfy the 40% Threshold, and/or (y) definitive agreements for one or more Epix Sales are entered into on or prior to the date (the “Twelve Month Date”) that is twelve (12) months following the Closing Date (including, for clarity, all Six Month Epix Sales) that individually or collectively satisfy the 50% Threshold, then within ten (10) Business Days following the Twelve Month Date, Purchaser shall calculate the Twelve Month Additional Payment (as defined below), if any, as set forth below, and if a Twelve Month Additional Payment is due, shall deliver to the Sellers a notice with such calculation and shall pay such Twelve Month Additional Payment in accordance with Section 4.7(g):

(i)          First, with respect to (I) each Six Month Epix Sale, and (II) solely in the event that the 50% Threshold was satisfied, each Epix Sale entered into following the Six Month Date and on or before the Twelve Month Date, Purchaser shall calculate the product of:

(A)        The difference of (1) the Enterprise Value for one hundred percent (100%) of the Company implied by the consideration actually (or, in the case of Company Closing Debt, deemed to be) received by Purchaser or one of its Affiliates or the Company on or prior to the Twelve Month Date in connection with such Epix Sale (including, for clarity, any Escrowed Amounts, Time-Based Deferred Payments, Equity Equivalent Exercise Amounts and Contingent Payments actually received on or prior to the Twelve Month Date) minus (2) the Threshold Price as of the date of closing of such Epix Sale; multiplied by

(B)        The percentage of the outstanding ownership interests of the Company or assets of the Company and its subsidiaries, taken as a whole, sold in such Epix Sale (as well as those acquired by the applicable purchaser upon the exercise or conversion on or prior to the Twelve Month Date of any Equity Equivalents issued in connection with such Epix Sale );

(ii)         Next, Purchaser shall calculate the sum of the amounts determined in accordance with the foregoing Section 4.7(c)(i) for all Epix Sales described in Section 4.7(c)(i) (the “Aggregate Twelve Month Proceeds”);

(iii)        Next, Purchaser shall calculate the product (the “Adjusted Aggregate Twelve Month Proceeds”) of the Aggregate Twelve Month Proceeds multiplied by the Aggregate Sellers Percentage;

(iv)        Finally, if the Adjusted Aggregate Twelve Month Proceeds are:

(A)        Greater than the Aggregate Prior Payments (if any), Purchaser shall pay to each Seller such Seller’s respective Pro Rata Portion of the difference of the Adjusted Aggregate Twelve Month Proceeds minus the Aggregate Prior Payments (the aggregate amount paid by Purchaser, the “Twelve Month Additional Payment”); or

(B)        Less than or equal to the Aggregate Prior Payments, no payment shall be made by Purchaser.

(d)          Eighteen Month Additional Payment. Solely in the event that either (x) definitive agreements for one or more Six Month Epix Sales are entered into that individually or collectively satisfy the 40% Threshold, and/or (y) definitive agreements for one or more Epix Sales are entered into on or prior to the date (the “Eighteen Month Date”) that is eighteen (18) months following the Closing Date that individually or collectively satisfy the 50% Threshold, then within ten (10) Business Days following the Eighteen Month Date, Purchaser shall calculate the Eighteen Month Additional Payment (as defined below), if any, as set forth below, and if an Eighteen Month Additional Payment is due, shall deliver to the Sellers a notice with such calculation and shall pay such Eighteen Month Additional Payment in accordance with Section 4.7(g):

(i)          First, with respect to (I) each Six Month Epix Sale, and (II) solely in the event that the 50% Threshold was satisfied, each Epix Sale entered into following the Six Month Date and on or before the Eighteen Month Date, Purchaser shall calculate the product of:

(A)       The difference of (1) the Enterprise Value for one hundred percent (100%) of the Company implied by the consideration actually (or, in the case of Company Closing Debt, deemed to be) received by Purchaser or one of its Affiliates or the Company on or prior to the Eighteen Month Date in connection with such Epix Sale (including, for clarity, any Escrowed Amounts, Time-Based Deferred Payments, Equity Equivalent Exercise Amounts and Contingent Payments actually received on or prior to the Eighteen Month Date) minus (2) the Threshold Price as of the date of closing of such Epix Sale; multiplied by

(B)        The percentage of the outstanding ownership interests of the Company or assets of the Company and its subsidiaries, taken as a whole, sold in such Epix Sale (as well as those acquired by the applicable purchaser upon the exercise or conversion on or prior to the Eighteen Month Date of any Equity Equivalents issued in connection with such Epix Sale );

(ii)         Next, Purchaser shall calculate the sum of the amounts determined in accordance with the foregoing Sections 4.7(d)(i) for all Epix Sales described in Section 4.7(d)(i) (the “Aggregate Eighteen Month Proceeds”);

(iii)        Next, Purchaser shall calculate the product (the “Adjusted Aggregate Eighteen Month Proceeds”) of the Aggregate Eighteen Month Proceeds multiplied by the Aggregate Sellers Percentage;

(iv)        Finally, if the Adjusted Aggregate Eighteen Month Proceeds are:

(A)        Greater than the Aggregate Prior Payments, Purchaser shall pay to each Seller such Seller’s respective Pro Rata Portion of the difference of the Adjusted Aggregate Eighteen Month Proceeds minus the Aggregate Prior Payments (the “Eighteen Month Additional Payment”); or

(B)        Less than or equal to the Aggregate Prior Payments, no payment shall be made by Purchaser.

(e)          Equity Equivalents; Escrowed Amounts; Time-Based Deferred Payments; Contingent Payments.

(i)          Equity Equivalents. With respect to any Epix Sales the definitive agreements for which were entered into on or prior to the Eighteen Month Date and which provide for the sale, transfer, assignment or other grant to the applicable purchaser of any Equity Equivalents:

(A)        Such Equity Equivalents shall initially be ignored for purposes of determining whether the Applicable Thresholds have been satisfied;

(B)        Upon exercise or conversion of any such Equity Equivalents on or prior to the date that is the later of the Eighteen Month Date and the date that is six (6) months following the closing of the applicable Epix Sale (the “Equity Equivalent Exercise Date”), the outstanding ownership interests of the Company or assets of the Company and its subsidiaries, taken as a whole, thereby acquired by the applicable purchaser shall be treated as if included in the outstanding ownership interests of the Company or assets of the Company and its subsidiaries, taken as a whole, contemplated as of the entry into of the definitive agreements for such Epix Sale to be acquired by such purchaser on the closing of the applicable Epix Sale, for purposes of determining whether the Applicable Thresholds have been satisfied; and

(C)        Any exercise or conversion of any such Equity Equivalents following the Equity Equivalent Exercise Date shall be ignored for purposes of determining whether the Applicable Thresholds have been satisfied.

For clarity, this Section 4.7(e)(i) addresses only timing matters relating to Equity Equivalents for purposes of determining whether the Applicable Thresholds have been satisfied. As described in Sections 4.7(a), (b), (c), (d) and (e)(ii), Equity Equivalent Exercise Amounts (and the ownership interests or assets acquired by the applicable purchaser upon exercise or conversion of the related Equity Equivalents) are included in the calculations set forth therein when such amounts are received.

(ii)         Post-Eighteen Month Additional Payments. Solely in the event that either Applicable Threshold was satisfied on or prior to the Eighteen Month Date (or deemed to be satisfied giving effect to Section 4.7(e)(i)(B) above), each time that:

(A)        Escrowed Amounts or Time-Based Deferred Payments are received at any time following the Eighteen Month Date by Purchaser or its Affiliates or the Company with respect to any Applicable Epix Sale; or

(B)        The initial purchase price is received at any time following the Eighteen Month Date by Purchaser or its Affiliates or the Company with respect to the consummation of any Straddle Epix Sale (a “Straddle Payment”); or

(C)        Amounts are received by Purchaser or its Affiliates or the Company in connection with the exercise or conversion of any Equity Equivalents following the Eighteen Month Date and on or prior to the applicable Equity Equivalent Exercise Date (“Equity Equivalent Exercise Amounts”);

then in each such case, within ten (10) Business Days thereafter, Purchaser shall re-run the calculation described in Sections 4.7(d)(i)-(iii) above, taking into account (x) all such Escrowed Amounts, Time-Based Deferred Payments and Straddle Payments received at or prior to such time, (y) all Equity Equivalent Exercise Amounts received at or prior to such time (excluding any amounts received after any applicable Equity Equivalent Exercise Date) and (z) all ownership interests or assets acquired by the applicable purchaser upon the exercise or conversion of any Equity Equivalents at or prior to such time (excluding any such ownership interests or assets acquired by the applicable purchaser after any applicable Equity Equivalent Exercise Date) (the resulting amount of each such calculation, the “Adjusted Aggregate Post-Eighteen Month Proceeds”). With respect to each calculation of Adjusted Aggregate Post-Eighteen Month Proceeds, Purchaser shall, in accordance with Section 4.7(g), pay to each Seller such Seller’s respective Pro Rata Portion of the difference of such Adjusted Aggregate Post-Eighteen Month Proceeds minus the Aggregate Prior Payments (each, a “Post-Eighteen Month Additional Payment”), and shall deliver to the Sellers a notice with such calculation.

(iii)        Contingent Payments. For clarity, Contingent Payments shall only be included in Enterprise Value to the extent received on or prior to the Eighteen Month Date, and any such Contingent Payments received following the Eighteen Month Date shall be ignored for all purposes hereunder.

(f)           Additional Terms. For the avoidance of doubt:

(i)        To the extent the payments received by Purchaser or one of its Affiliates or the Company in connection with an Epix Sale imply an Enterprise Value for 100% of the Company that is less than the applicable Threshold Price as of the date of closing of such Epix Sale, the amount determined in accordance with Sections 4.7(a)(i), (b)(i), (c)(i) or (d)(i), as applicable, with respect to such Epix Sale shall be negative and shall be aggregated together with any positive amounts for purposes of the calculations under this Section 4.7. For the avoidance of doubt, no Seller shall be obligated to repay the Purchaser for any amounts calculated under this Section 4.7.

(ii)        The Sellers shall not be entitled to any payments pursuant to this Section 4.7 as a result of a direct or indirect change of control of MGM Holdings Inc., whether by the sale, liquidation, merger or other business combination transaction, or sale of all or substantially all of the assets of MGM Holdings Inc., in each case, whether or not in one or more of a series of related or unrelated transactions, except only to the extent that substantially all of the assets of MGM Holdings Inc. shall consist of the equity or assets of the Company.

(g)          Purchaser’s Calculation; Sellers’ Review; Payment.

(i)          In connection with each payment to be made pursuant to Sections 4.7(a)-(e) above, Purchaser shall promptly (and in any event within ten (10) Business Days following the First Additional Payment Trigger Date, the Six Month Date, the Twelve Month Date or the Eighteen Month Date, as applicable) deliver to each Seller a written notice (each, an “Epix Sale Calculation”), which notice shall set forth (A) with respect to each Epix Sale included in such calculation, the total consideration, the percentage of the ownership interests in the Company, or of the assets of the Company, as applicable, represented by the securities or assets to be sold, the existence and status of any Escrowed Amounts, Time-Based Deferred Payments, Equity Equivalents and Contingent Payments, and the Enterprise Value implied by such Epix Sale as of the date of such Epix Sale Calculation, and (B) the calculations described in Section 4.7(a), (b), (c), (d) or (e) (as applicable).

(ii)         Upon receipt of an Epix Sale Calculation, the Sellers (acting collectively as a single party for purposes of this Section 4.7(g)(ii)) shall have ten (10) Business Days to deliver to Purchaser a statement of objection (“Objection Notice”), which shall set forth Sellers’ objections to the Epix Sale Calculation, which objections shall relate only to amounts included in such Epix Sale Calculation that were not included in any prior Epix Sale Calculations. If the Sellers do not deliver an Objection Notice within such ten (10) Business Day period, Purchaser’s calculation shall become final and binding. If the Sellers deliver an Objection Notice and Purchaser and the Sellers are unable to resolve all such objections within thirty (30) days after receipt by Purchaser of the Objection Notice, the matters remaining in dispute shall be resolved pursuant to Section 8.6, Section 8.7 and Section 8.8.

(iii)        Payments due to Sellers shall be made by Purchaser by wire transfer of immediately available funds to an account specified by each Seller in writing from time to time (but in any event not later than three (3) Business Days prior to the date of payment) within five (5) Business Days following the amount payable to the Sellers hereunder being finally determined in accordance with Section 4.7(g)(ii) above.

4.8          Reasonable Access.

(a)       Following the Closing until the earlier of the seventh (7th) anniversary of the Closing and the expiration of the relevant period of the applicable statute of limitations (including any extension thereof), Purchaser shall cause the Company to retain the books and records and financial and operational data of the Company relating to periods prior to the Closing. Subject to applicable Legal Requirements, following the Closing until the earlier of the seventh (7th) anniversary of the Closing and the expiration of the relevant period of the applicable statute of limitations (including any extension thereof), Purchaser shall cause the Company to, upon reasonable advance notice, afford the Sellers’ Representatives such reasonable access to such personnel, books and records to the extent related to the period prior to the Closing, during normal business hours, as is reasonably necessary to resolve any claims made against or incurred by the parties hereto relating to the Company, for the Sellers to comply with securities, employment and other Legal Requirements, for Sellers’ Tax or accounting purposes, or to enforce or defend Sellers’ rights under this Agreement or the Related Agreements, including providing Lions Gate’s independent auditors reasonable access to the Company’s independent auditors, personnel, books and records for purposes of their audit procedures in connection with their audit of Lions Gate’s financial statements for the year ended March 31, 2017, provided that Lions Gate will reimburse Purchaser and the Company for any expenses incurred by the Company’s independent auditors in connection with assisting Lions Gate’s independent auditors with such audit procedures. Any information obtained from such books and records shall not be used by any Seller for any purposes other than to resolve claims made against or incurred by the parties hereto relating to the Company, comply with securities, employment and other Legal Requirements, for Tax or accounting purposes, or to enforce or defend Sellers’ rights under this Agreement. Any information obtained from such books and records shall be subject to the confidentiality requirements of Section 4.11.

(b)       Prior to expiration or termination of the Services Agreement, VII shall, and shall cause any of its Affiliates providing services to the Company to, retain any books and records and financial and operational data of the Company which are in their possession and shall, and shall cause its Affiliates providing services to the Company to, upon reasonable advance notice afford the Company and its Representatives reasonable access to such books and records, during normal business hours. VII shall, and shall cause its Affiliates providing services to the Company to, promptly deliver to the Company all such books and records and financial and operational data upon expiration or termination of the Services Agreement. Until the earlier of the seventh (7th) anniversary of the Closing and the expiration of the relevant period of the applicable statute of limitations (including any extension thereof), VII shall, and shall cause its Affiliates providing services to the Company to, retain the books and records and financial and operational data relating to the VII’s or such Affiliate’s provision of services to the Company that have not been delivered to the Company in accordance with the preceding sentence, if any. Until the earlier of the seventh (7th) anniversary of the Closing and the expiration of the relevant period of the applicable statute of limitations (including any extension thereof), VII shall, and shall cause its Affiliates providing services to the Company to, upon reasonable advance notice, afford the Company and its Representatives reasonable access to such books and records, during normal business hours.

4.9          Further Assurances.

(a)       On and after the Closing Date, the parties shall use all commercially reasonable efforts to take or cause to be taken all necessary actions and do, or cause to be done, all things necessary to consummate and make effective the Transactions, including the execution of any additional documents or instruments of any kind (not containing additional representations and warranties) which may be necessary to carry out any of the provisions hereof consistent with the terms hereof. With respect to (i) each month ending between the date of this Agreement and the Closing Date and (ii) for the month in which the Closing occurs, the period beginning on the first day of such month and ending on the Closing Date, the Sellers and Purchaser shall, or if following the Closing, Purchaser shall, cause the Company to prepare and deliver to the Sellers monthly financial statements of the Company consistent with the monthly financial statements provided to the parties prior to the date hereof and on a timeframe consistent with the delivery of such monthly financial statements.

(b)          From and after the Closing, Purchaser shall cause the Company to prepare and provide Lions Gate with:

(i)       to the extent not already provided to Lions Gate by the Company prior to the Closing, management financial statements and a content amortization schedule for the Company for each month during the period commencing on October 1, 2016 and ending on March 31, 2017 prepared in a manner consistent with past practices, within fifteen (15) Business Days of March 31, 2017;

(ii)       management financial statements and a content amortization schedule for the Company for the period commencing on April 1, 2017 and ending on the Closing Date prepared in a manner consistent with past practices, within forty-five (45) Business Days of the Closing Date; and

(iii)       unaudited financial statements of the Company, comprising the balance sheet as of the Closing Date and the related statements of operations, cash flows and changes in members’ equity commencing October 1, 2016 and ending on the Closing Date, and including all applicable footnotes to such financial statements consistent with the footnotes provided to the audited financial statements of the Company, within six (6) months of the Closing Date.

(c)           If requested by Lions Gate, Purchaser shall cause the Company to use commercially reasonable efforts to assist Lions Gate in obtaining consent of the Company’s independent auditors’ to the incorporation by reference of the auditors’ report relating to the audited financial statements of the Company for periods ending prior to the Closing that are to be included as an exhibit to Lions Gate’s Annual Report on Form 10-K to be filed following the Closing for the years ended March 31, 2017, 2018 and 2019 and any registration statement filed by Lions Gate with the Securities and Exchange Commission which includes or incorporates by reference the audited financial statements of the Company for periods ending prior to the Closing, in accordance with Regulation S-K, Item 601, within five (5) calendar days of the respective filing dates of Lions Gate’s Annual Report on Form 10-K for the years ended March 31, 2017, 2018 and 2019 or the filing date of any applicable registration statement, as notified by Lions Gate to the Company.

(d)          Lions Gate shall reimburse Purchaser and the Company for any out-of-pocket expenses incurred in connection with preparing the financial statements in clause (b) above and any assistance provided to Lions Gate in obtaining the auditors’ consent set forth in clause (c) above.

4.10        No Transfer. From the date of this Agreement until the earlier of the Closing and such time as this Agreement is terminated in accordance with Section 7.1, no Seller shall discuss, pursue, solicit, initiate, participate in, facilitate, encourage or otherwise enter into any transactions, discussions, negotiations, agreements or other arrangements regarding or which would reasonably be expected to lead to, a sale, transfer, assignment or other disposition of any Membership Interests to any Person other than Purchaser or any of its Affiliates; provided that nothing in this Section 4.10 shall limit the ability of any Seller or its Affiliates to discuss, pursue, solicit, initiate, participate in, facilitate, encourage or otherwise enter into any transactions, discussions, negotiations, agreements or other arrangements relating to a direct or indirect change of control of the publicly traded parent of such Seller, whether by the sale, liquidation, merger or other business combination transaction, or sale of all or substantially all of the assets of the publicly traded parent of such Seller, in each case, whether or not in one or more of a series of related or unrelated transactions; provided, further that it shall not be a breach of this Section 4.10 for a Seller to inform a third party who has contacted Seller regarding a sale, transfer, assignment or other disposition of any Membership Interests that such Seller is not permitted to discuss such matters.

4.11        Confidentiality; Nonsolicitation. In further consideration for the payment of the Purchase Price and in order to protect the value of the Membership Interests purchased by Purchaser (including the goodwill inherent in the Company as of the Closing), upon the Closing of the transactions contemplated by this Agreement, each Seller agrees as follows:

(a)       As an owner of the Membership Interests, each Seller has had access to and contributed to information and materials of a highly sensitive nature (including Company Confidential Information) of the Company and its subsidiary. Each Seller agrees that unless such Seller first secures the written consent of Purchaser, such Seller shall not, and shall not permit its Affiliates to, disclose to others any Company Confidential Information, except (i) if required to do so by applicable Legal Requirements, including a valid court order, or a Governmental Authority; provided that, to the extent legally permitted, such Seller promptly notifies the Company (in advance, to the extent reasonably practicable) of the disclosure of such information and, to the extent applicable, takes reasonable steps to minimize the extent of any such required disclosure and request confidential treatment, or (ii) to enforce or defend such Seller’s rights under this Agreement or the Related Agreements; provided that any Seller shall be permitted to disclose such financial statements of the Company as are necessary for such Seller and its Affiliates to comply with its reporting obligations (as and if applicable) under Regulation S-X, Rule 3-09. For the avoidance of doubt, nothing in this Section 4.11 shall prevent Paramount from disclosing information in accordance with Section 25 of the Paramount Output Agreement or Lions Gate from disclosing information in accordance with Section 25 of the Lions Gate Output Agreement. Each Seller shall, and shall cause its Affiliates to, use all reasonable care to safeguard Company Confidential Information and to protect it against disclosure, misuse, espionage, loss and theft; provided that in no event shall a Seller have an obligation to use a more stringent standard of care with respect to the Company Confidential Information than the standard of care used by such Seller to safeguard its own confidential information.

(b)       Promptly after the Closing, each of Paramount and Lions Gate shall, and shall cause its Affiliates to, use commercially reasonable efforts to destroy all Company Confidential Information in its possession and control, in whatever form or medium, other than as may be required by applicable Legal Requirements or as may be required to comply with internal document retention and business continuity policies and procedures so long as the Company Confidential Information remains subject to the confidentiality requirements pursuant to Section 4.11(a); provided that (x) nothing in this Section 4.11(b) shall require VII or its Affiliates to destroy any Company Confidential Information used in connection with the continued provision of services pursuant to the Services Agreement and (y) in no event shall Paramount, Lions Gate or any of their Affiliates or Representatives be required to erase, destroy or return information from any computer systems, hard drives, backup tapes or archival systems, so long as the Company Confidential Information remains subject to the confidentiality requirements pursuant to Section 4.11(a).

(c)       Purchaser agrees to use commercially reasonable efforts to cause the Company to destroy or cause to be destroyed all Viacom Confidential Information known by the Company to be in the possession and control of the Company and which was obtained by the Company prior to the Closing Date, in whatever form or medium, other than as may be required by applicable Legal Requirements or as may be required to comply with internal document retention and business continuity policies and procedures; provided that (x) nothing in this Section 4.11(c) shall require the Company or Purchaser to destroy any Viacom Confidential Information included in or incorporated by reference in the Company’s contracts or that is reasonably necessary for the Company and its subsidiary to conduct their businesses in the ordinary course consistent with past practice, and (y) in no event shall the Company be required to erase, destroy or return information from any computer systems, hard drives, backup tapes or archival systems. Purchaser agrees that unless Purchaser or the Company first secures the written consent of VII, Purchaser shall not, and shall not permit its Affiliates to, disclose to others any information that is known or reasonably should be known by Purchaser or the Company to constitute Viacom Confidential Information obtained by the Company prior to the Closing Date, except (i) if required to do so by applicable Legal Requirements, including a valid court order, or a Governmental Authority; provided that, to the extent legally permitted, Purchaser or the Company promptly notifies VII (in advance, to the extent reasonably practicable) of the disclosure of such information and, to the extent applicable, takes reasonable steps to minimize the extent of any such required disclosure and request confidential treatment, (ii) to enforce or defend Purchaser’s rights under this Agreement or the Related Agreements or (iii) to the extent such Viacom Confidential Information was not required to be destroyed pursuant to the first sentence of this Section 4.11(c), to their Representatives or to a bona fide prospective or an actual buyer or financier as well as the Representatives thereof (provided that any such buyer or financier first executes a written confidentiality agreement pursuant to which they/it agree(s) to be bound by the provisions of this provision or a similar undertaking of confidentiality). Purchaser shall, and shall cause the Company to, use all reasonable care to safeguard Viacom Confidential Information and to protect it against disclosure, misuse, espionage, loss and theft; provided that in no event shall Purchaser or the Company have an obligation to use a more stringent standard of care with respect to the Viacom Confidential Information than the standard of care used by Purchaser or the Company (as the case may be) to safeguard its own confidential information. For the avoidance of doubt, the obligations set forth in this Section 4.11 shall not extend to any Viacom Confidential Information in the control or possession of Purchaser or any of its Affiliates (other than the Company and its subsidiary) not obtained as a consequence or result of being an owner of membership interests of the Company.

(d)       During the period beginning on the Closing Date and ending on the one (1) year anniversary of the Closing Date, each of VII and Paramount agrees that it shall not, directly or indirectly through its controlled subsidiaries or any other Person encourage, induce, solicit or attempt to encourage, induce or solicit any of the individuals listed on Schedule 4.11(d)(i) to leave the employ of such Company Entity, and Lions Gate agrees that it shall not, directly or indirectly through its controlled subsidiaries or any other Person encourage, induce, solicit or attempt to encourage, induce or solicit any of the individuals listed on Schedule 4.11(d)(ii) to leave the employ of such Company Entity; provided, however, that this Section 4.11 shall not preclude any Seller or its direct and indirect controlled subsidiaries from (A) placing general solicitations not specifically directed at any of the officers or directors of a Company Entity, or (B) hiring any officer or director who contacts such Seller on such individual’s own initiative.

(e)       VII shall use commercially reasonable efforts to cause, and to cooperate with the Company in respect of, the transfer employees to the Company contemplated to be transferred pursuant to the Services Agreement and not yet transferred as of the date hereof.

(f)       Each Seller acknowledges and represents that: (i) sufficient consideration has been given by each party to this Agreement to the other as it relates hereto; (ii) such Seller has consulted with independent legal counsel regarding his or her rights and obligations under this Section 4.11; (iii) such Seller fully understands the terms and conditions contained herein; (iv) the restrictions and agreements in this Section 4.11 are reasonable in all respects and necessary for the protection of the Company Entities and the Company Confidential Information and goodwill and that, without such protection, the Company Entities’ customer and client relationship and competitive advantage would be materially adversely affected; and (v) the agreements in this Section 4.11 are an essential inducement to Purchaser to enter into this Agreement and they are in addition to, rather than in lieu of, any similar or related covenants to which such Seller is party or by which it is bound.

(g)       If at any time a court holds that the restrictions in this Section 4.11 are unreasonable under circumstances then existing, the parties hereto agree that the maximum period, scope or geographical area reasonable under such circumstances shall be substituted for the stated period, scope or area. The parties hereto agree that any breach of the provisions contained in this Section 4.11 will result in serious and irreparable injury and therefore money damages would not be an adequate remedy for any such breach. Therefore, in the event of a breach or threatened breach of any provisions of this Section 4.11 that is continuing, the Company and Purchaser, their successors and assigns and any third-party beneficiary to this Agreement, in addition to other rights and remedies existing in their favor, shall be entitled to specific performance or injunctive or other relief in order to enforce, or prevent any violations of, the provisions hereof (without posting a bond or other security).

4.12         Release.

(a)       Effective as of the Closing, each party hereto, for itself and on behalf of each of its Affiliates (including, in the case of Purchaser, the Company) and successors and assigns of each of them (collectively, the “Releasors”), hereby unconditionally and irrevocably releases and forever discharges the other parties, each of their Affiliates (including, in the case of Purchaser, the Company), and each of their respective individual, joint or mutual, past, present, and future officers, directors, managers, equity holders, partners, employees, agents and representatives, and the successors and assigns of each of them (individually, a “Releasee” and collectively, “Releasees”) from any and all setoffs, demands, Actions, causes of action, Orders, obligations, Liens, contracts, indebtedness, losses, costs, attorneys’ fees, damages and liabilities whatsoever, whether known or unknown, suspected or unsuspected, both at law and in equity (collectively, “Claims”), which such party or its Affiliates (including, following the Closing in the case of

Purchaser, the Company) now has, has ever had, or may hereafter have against the respective Releasees arising contemporaneously with, prior to or after the Closing Date out of any matter, cause, event or circumstance occurring contemporaneously with or prior to the Closing Date, including any right to indemnification, reimbursement from, or payment by any Releasee, whether pursuant to the JV Term Sheet, the Services Agreement, or any contract (including between any Releasor and any Releasee), Legal Requirement, or otherwise, in each case, to the extent relating to the operation, management or ownership of the Company or its business in each case on or prior to the Closing Date (collectively, the "Released Claims"); provided, however, that nothing contained in this Section 4.12 (i) will operate to release any Claim against or obligation of any Releasee arising under (A) the Services Agreement, to the extent relating to services performed following the Closing, (B) the Paramount Output Agreement, as amended by the Paramount Output Agreement Amendment, or (C) the Lions Output Agreement, as amended by the Lions Gate Output Agreement Amendment (including, for clarity, Lions Gate’s obligation to continue indemnifying the Company with respect to the Action set forth in Section 2.7, item 2 of the VII Disclosure Schedule); (ii) constitutes a release with respect to or affects any rights that any Releasor may have pursuant to this Agreement or the Related Agreements or any breach or default thereof, or (iii) constitutes a release of any Claim resulting from a Releasee's fraud.

(b)       Each party represents and warrants to each Releasee that such party and its Affiliates have not transferred, assigned, or otherwise disposed of any part of or interest in any Released Claim.

(c)       Each party, on behalf of itself and its Affiliates, hereby irrevocably covenants not to (and Purchaser hereby irrevocably covenants to cause the Company not to), directly or indirectly, assert any Claim, or commence, institute, participate in or cause to be commenced or instituted, any Action of any kind against any Releasee based upon any Released Claim.

(d)       Each party intends to effect a complete and knowing waiver of its rights, on behalf of itself and its Affiliates, as set forth in this Section 4.12. Each party expressly represents and warrants that it has been advised by its legal counsel, and understands and acknowledges the significance and consequence of the release set forth in this Section 4.12.

(e)       Each party acknowledges and agrees that this Section 4.12 does not constitute in any manner whatsoever an admission of liability on its part or on the part of any Releasee for any Released Claim, and that such liability is specifically denied.

Article V
CONDITIONS TO THE TRANSACTION

5.1          Conditions to Obligations of Each Party. The respective obligations of Purchaser and the Sellers to effect the Purchase and to consummate the other Transactions shall be subject to the satisfaction or written waiver (where permissible under Legal Requirements), at or prior to the Closing, of each of the following conditions:

(a)       Regulatory Approvals. Any waiting period (and any extension thereof) applicable to the consummation of the Purchase under the HSR Act shall have expired or been terminated.

(b)       No Legal Impediments. No Legal Requirement applicable to a party hereto (whether temporary, preliminary or permanent) shall be in effect which has the effect of making the Purchase illegal or otherwise prohibiting, enjoining or preventing consummation of the Purchase and the other Transactions on the terms and conditions herein.

5.2          Conditions to Obligations of Purchaser. The obligations of Purchaser to effect the Purchase and to consummate the other Transactions shall be subject to the satisfaction or written waiver (where permissible under Legal Requirements), at or prior to the Closing, of each of the following conditions:

(a)       Representations and Warranties. (i) The representations and warranties of each Seller contained in Section 2.2 and Section 2.3 shall have been true and correct in all respects on the date they were made and shall be true and correct in all respects on and as of the Closing Date as though such representations and warranties were made on and as of such date, and (ii) each of the other representations and warranties of each Seller contained in this Agreement, without giving effect to any qualifications as to materiality or other similar qualifications contained therein, shall have been true and correct in all material respects on the date they were made and shall be true and correct in all material respects on and as of the Closing Date as though such representations and warranties were made on and as of such date, except for any representation or warranty that is expressly made as of a specific date or time (which need only be true and correct in all material respects as of such date or time).

(b)       Covenants. Each Seller shall have performed and complied in all material respects with all covenants and obligations under this Agreement required to be performed and complied with by such Seller at or prior to the Closing.

(c)       Seller Certificates. Purchaser shall have received from each Seller a certificate, dated the Closing Date and signed by a duly authorized officer of such Seller, that each of the conditions set forth in Section 5.2(a) and Section 5.2(b) have been satisfied with respect to such Seller; provided that the certificate provided by Lions Gate and Paramount need not make any certification with respect to Section 2.7.

(d)       No Company Material Adverse Effect. A Company Material Adverse Effect shall not have occurred since the date of this Agreement.

(e)       Deliverables. Each Seller shall have complied with its delivery obligations pursuant to Section 1.4.

5.3         Conditions to Obligations of the Sellers. The obligations of the Sellers to effect the Purchase and to consummate the other Transactions shall be subject to the satisfaction or written waiver (where permissible under Legal Requirements), at or prior to the Closing, of each of the following conditions:

(a)       Representations and Warranties. (i) The representations and warranties of Purchaser contained in Section 3.2 shall have been true and correct in all respects on the date they were made and shall be true and correct in all respects on and as of the Closing Date as though such representations and warranties were made on and as of such date, and (ii) each of the other representations and warranties of Purchaser contained in this Agreement, without giving effect to any qualifications as to materiality or other similar qualifications contained therein, shall have been true and correct in all material respects on the date they were made and shall be true and correct in all material respects on and as of the Closing Date as though such representations and warranties were made on and as of such date, except for any representation or warranty that is expressly made as of a specific date or time (which need only be true and correct in all material respects as of such date or time).

(b)       Covenants. Purchaser shall have performed and complied in all material respects with all covenants and obligations under this Agreement required to be performed and complied with by Purchaser at or prior to the Closing.

(c)       Purchaser Certificate. The Sellers shall have received from Purchaser a certificate, dated the Closing Date and signed by a duly authorized officer of Purchaser, that each of the conditions set forth in Section 5.3(a) and Section 5.3(b) have been satisfied.

(d)       Deliverables. Purchaser shall have complied with its delivery obligations pursuant to Section 1.4.

(e)       Distribution. The Company shall have declared the distribution described in Section 4.2 and shall have paid to each Seller and Purchaser such party’s pro rata portion thereof.

Article VI
TAX TREATMENT/Tax Matters

6.1          Tax Returns.

(a)       Each of Purchaser and the Sellers intend that, for U.S. federal income tax purposes, the purchase and sale of the Membership Interests shall be treated as a sale by the Sellers of the Membership Interests and as a purchase by Purchaser of the Sellers’ pro rata portions (based upon their respective Membership Interests percentage holdings of the Company prior to the Closing) of the assets of the Company pursuant to Revenue Ruling 99-6, 1999-1 C.B. 432. Accordingly, for purposes of allocating the income, gains, losses, deductions and credits of the Company, Purchaser and Sellers agree that the Company’s taxable year shall end on the Closing Date. Unless otherwise required by applicable Legal Requirements, each of Purchaser and the Sellers shall prepare and file all Tax Returns in a manner consistent with such treatment.

(b)       All Pass-Through Income Tax Returns filed after the Closing Date shall be prepared on a basis consistent with past practices unless otherwise required by applicable Legal Requirements. Not later than twenty-five (25) days prior to the due date (taking into account extensions validly obtained) of a Pass-Through Income Tax Return, Purchaser shall cause the Company to deliver a copy of such draft Pass-Through Income Tax Return (as well as a copy of the supporting tax work papers therefor) to each Seller for its review and comment. Each Seller shall provide to Purchaser any comments the Seller may have with respect to any such Pass-Through Income Tax Return within ten (10) days of its receipt. Each Seller and Purchaser shall attempt in good faith to resolve any disputes regarding any such Pass-Through Income Tax Return within five (5) days of Purchaser receiving such Seller’s comments, provided that if any such dispute cannot be resolved within such time period, such Pass-Through Income Tax Return shall be filed in a manner that is consistent with the position of the parties that held a majority of the membership interests of the Company immediately prior to the Closing. Not later than thirty (30) days after filing any Pass-Through Income Tax Return, Purchaser shall cause the Company to deliver a copy of such Pass-Through Income Tax Return as filed to each Seller.

6.2          Purchase Price Allocation. Purchaser and the Sellers shall consult and attempt in good faith to agree on a schedule setting forth the allocation of the Purchase Price to the assets of the Company for U.S. federal income tax purposes as soon as practicable after the Closing Date, and none of Purchaser or the Sellers shall take any position on any Tax Return or with any taxing authority that is inconsistent with such agreed allocation. In the event that Purchaser and the Sellers are unable to reach agreement under this Section 6.2, each of Purchaser and the Sellers shall be responsible for determining its own allocation of the Purchase Price for use on its Tax Returns in accordance with the Code and applicable Legal Requirements.

6.3          Tax Claims. Following the Closing, the conduct of any Tax audit or administrative or court proceeding relating to any Pass-Through Income Tax Return (a “Tax Claim”) shall be jointly controlled by the Sellers and Purchaser. Purchaser shall provide each other member of the Company immediately prior to the Closing Date (a “Pre-Closing Member”) notice informing such other Pre-Closing Member that the Company is the subject of a Tax Claim and shall keep each other Pre-Closing Member reasonably informed of material developments relating to such Tax Claim. Any dispute as to the conduct of a Tax Claim shall be resolved in favor of the position of the Pre-Closing Members holding a majority of the Company membership interests immediately before the Closing. Except as stated in this Section 6.3, Pre-Closing Members shall have the same rights with respect to Tax Claims as they have prior to the Closing.

6.4          Cooperation. Purchaser and the Sellers agree to furnish or cause to be furnished to the other, and Purchaser agrees to cause the Company to furnish or cause to be furnished to the Sellers, upon request, as promptly as practicable, such information and assistance relating to Taxes, including access to books and records, as is reasonably necessary for the filing of all Tax Returns and Tax refund claims, the making of any election relating to Taxes, the preparation for any audit by any Governmental Authority, the determination of any liability for Taxes and the prosecution or defense of any claim, suit or proceeding relating to any Taxes. Each of Purchaser and the Company shall retain all books and records in their possession with respect to Taxes of the Company for a period of at least seven (7) years following the Closing Date.

6.5          Conveyance Taxes. All Conveyance Taxes arising that may be imposed as a result of the Purchase shall be borne 50% by Purchaser and 50% by the Sellers. The Person(s) required to do so by applicable Legal Requirements shall prepare and file (with the reasonable cooperation of the Sellers, Purchaser and the Company) all necessary Tax Returns with respect to Conveyance Taxes.

Article VII
TERMINATION, AMENDMENT AND WAIVER

7.1          Termination. Except as provided in Section 7.2, this Agreement may be terminated at any time prior to the Closing:

(a)       by mutual written agreement of the Sellers and Purchaser;

(b)       by all of the Sellers or by Purchaser if the Closing shall not have occurred by June 30, 2017 (the “End Date”); provided that if on the End Date all of the conditions set forth in Sections 5.1, 5.2, 5.3 have been satisfied (or, with respect to conditions that by their terms are to be satisfied at the Closing, would have been satisfied if the Closing would have occurred) other than the condition set forth in Section 5.1(a), then any party hereto shall have the right to extend the End Date for an additional sixty (60) day period; provided, further, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Purchase to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement;

(c)       by any Seller or by Purchaser if any court of competent jurisdiction or other Governmental Authority shall have issued an Order, or taken any other action, in each case, making illegal or permanently prohibiting, enjoining or preventing the consummation of any of the Transactions, and such Order or other action shall have become final and non-appealable;

(d)       by Purchaser, if there has been a breach of or inaccuracy in any representation or warranty or any failure to perform any covenant or agreement of the Sellers in this Agreement such that the conditions set forth in Section 5.2 would not be satisfied as of the time of such breach or inaccuracy or failure to perform and such breach, inaccuracy or failure to perform is not capable of being cured on or prior to the End Date or, if capable of being cured, has not been cured within thirty (30) Business Days after written notice thereof to the Sellers; provided that Purchaser is not then in breach of this Agreement so as to cause any of the conditions set forth in Sections 5.1 or 5.3 to not be satisfied; or

(e)       by any Seller if there has been a breach of or inaccuracy in any representation or warranty or any failure to perform any covenant or agreement of Purchaser in this Agreement such that the conditions set forth in Section 5.3 would not be satisfied as of the time of such breach or inaccuracy or failure to perform and such breach, inaccuracy or failure to perform is not capable of being cured on or prior to the End Date or, if capable of being cured, has not been cured within thirty (30) Business Days after written notice thereof to Purchaser; provided that such Seller is not then in breach of this Agreement so as to cause any of the conditions set forth in Sections 5.1 or 5.2 to not be satisfied.

7.2          Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void, and there shall be no liability or obligation on the part of Purchaser, the Sellers or their respective officers, directors, stockholders, managers or members, if applicable; provided, however, that each party hereto shall remain liable for any of its (or its Affiliates’) willful, material breaches of this Agreement prior to termination; provided, further, that the provisions of Section 4.3 (Expenses), Section 4.4 (Public Disclosure;

Confidentiality), Article VIII (General Provisions) and this Section 7.2 shall remain in full force and effect and survive any termination of this Agreement pursuant to the terms of this Article VII.

7.3          Amendment. This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed by all parties hereto.

7.4          Extension; Waiver. At any time prior to the Closing, all the Sellers, on the one hand, and Purchaser, on the other hand, may, to the extent permitted under any applicable Legal Requirement, (a) extend the time for the performance of any of the obligations of the other party (or parties) hereto, (b) waive any inaccuracies in the representations and warranties made to such party (or parties) contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the covenants, agreements or conditions for the benefit of such party (or parties) contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. No waiver of any provision of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver.

Article VIII
GENERAL PROVISIONS

8.1          Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if (w) delivered personally or by commercial messenger or courier service, (x) mailed by registered or certified mail (return receipt requested), (y) mailed by overnight or second day courier or (z) sent via facsimile (with acknowledgment of complete transmission) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice); provided, that copies of notices shall be sent to the recipient’s email addresses specified below but such email shall not constitute notice hereunder:

(a)       if to VII or to Paramount, to:

Viacom International Inc.
1515 Broadway, 52nd Floor
New York, New York 10036
Attention: General Counsel
Email: legalnotices@viacom.com
Facsimile No.: (212) 258-6099

with a copy (which shall not constitute notice) to:

Shearman & Sterling LLP
599 Lexington Ave
New York, New York 10022

Attention:  Creighton Condon

    Daniel Litowitz

Facsimile No.:  (646) 848-7628

           (646) 848-7784

(b)       if to Lions Gate, to:

Lions Gate Films Holdings Company #2, Inc.
2700 Colorado Avenue
Santa Monica, CA 90404
Attention: General Counsel
Email: Wlevin@lionsgate.com
Facsimile No.: (310) 496-1359

with a copy (which shall not constitute notice) to:

O’Melveny & Myers LLP
1999 Avenue of the Stars, 8th Floor
Los Angeles, CA 90067
Attention: Bruce Tobey
Email: Btobey@omm.com
Facsimile No.: (310) 246-6779

(c)       if to Purchaser, to:

Metro-Goldwyn-Mayer Studios Inc.
245 N. Beverly Drive
Beverly Hills, CA 90210
Attn: Lesley Freeman, General Counsel
E-mail: LFreeman@mgm.com
Facsimile No.: 310-449-3019

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
10250 Constellation Blvd.
Los Angeles, CA 90067
Attn:  Christopher D. Brearton
          Jason Silvera

E-mail:  chris.brearton@lw.com
              jason.silvera@lw.com

Facsimile No.: 424-653-5501

Each such notice or other communication shall be effective (i) if given by facsimile, when transmitted to the applicable number or, if transmitted after 4:00 p.m. local time on a Business Day in the jurisdiction to which such notice is sent or at any time on a day that is not a Business Day in the jurisdiction to which such notice is sent, then on the immediately following Business Day; (ii) if given by registered or certified mail, on the first Business Day in the jurisdiction to which such notice is sent following the date three (3) days after such communication is deposited in the mail with postage prepaid, addressed as aforesaid; (iii) if given by overnight or second day courier, on the first or second Business Day, respectively, after such communication is sent; or (iv) if given by any other means, on the Business Day when actually received at such address or, if not received on a Business Day, on the Business Day immediately following such actual receipt.

8.2          Interpretation. When a reference is made in this Agreement to an Annex, Exhibit or Schedule, such reference shall be to an Annex, Schedule or Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and words denoting any gender shall include all genders as the context requires. All references to a Person are also to its successors and permitted assigns. The use of “or” is not intended to be exclusive unless expressly indicated otherwise. All references to sums of money are expressed in lawful currency of the United States of America, and “$” refers to U.S. dollars. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. The descriptive headings of the sections and subsections of this Agreement are for convenience only and do not constitute a part of this Agreement and shall not affect the interpretation of this Agreement.

8.3          Entire Agreement. This Agreement, Annex A hereto, the Exhibits and Schedules hereto, the Related Agreements, and the documents and instruments and other agreements among the parties hereto referenced herein (including the Services Agreement, the Pay TV License Agreement between Paramount Pictures Corporation and the Company and the Pay TV License Agreement between Lions Gate Films Inc. and the Company) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings both written and oral, among the parties with respect to the subject matter hereof, and are not intended to confer upon any other Person any rights or remedies hereunder.

8.4          Assignment. This Agreement shall not be assigned by operation of law or otherwise without the express written consent of the other parties hereto; provided that (a) Purchaser shall have the right to assign, without such consent, all or any portion of its rights and obligations hereunder to any controlled Affiliate of MGM Holdings Inc., and (b) following the Closing, Purchaser shall be entitled to pledge for security, in whole or in part, its rights hereunder to any of its lenders; provided, however, in each such case Purchaser will remain primarily liable to the Sellers for any of Purchaser’s obligations hereunder.

8.5          Severability. In the event that any provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.6          Governing Law. This Agreement (and any claim or controversy arising out of or relating to this Agreement) shall be governed by and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

8.7          Exclusive Jurisdiction. Each of the parties hereto irrevocably and unconditionally consents to the exclusive jurisdiction and venue of the courts of the State of New York and the United States, in each case, located in the County of New York, in connection with any matter based upon or arising out of this Agreement, the Purchase, the other Transactions or any other matters contemplated herein. Each party agrees not to commence any legal proceedings related hereto except in such court. By execution and delivery of this Agreement, each party hereto irrevocably and unconditionally submits to the exclusive jurisdiction of such courts and to the appellate courts therefrom solely for the purposes of disputes arising under this Agreement and not as a general submission to such jurisdiction or with respect to any other dispute, matter or claim whatsoever. The parties hereto irrevocably consent to the service of process out of any of the aforementioned courts in any such action or proceeding by the delivery of copies thereof by overnight courier to the address for such party to which notices are deliverable hereunder. Any such service of process shall be effective upon delivery. Nothing herein shall affect the right to serve process in any other manner permitted by Legal Requirement. The parties hereto hereby waive any right to stay or dismiss any action or proceeding under or in connection with this Agreement brought before the foregoing courts on the basis of (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, or that it or any of its property is immune from the above-described legal process or (b) that such action or proceeding is brought in an inconvenient forum, that venue for the action or proceeding is improper or that this Agreement may not be enforced in or by such courts.

8.8          Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN CONNECTION WITH ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

8.9          Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

8.10        Rights of Parties. Nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any Persons other than the parties and their respective successors and permitted assigns, nor is anything in this Agreement intended to relieve or discharge the liability of any third party to any party, nor shall any provision give any third party any right of subrogation or action over or against any party.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Sellers and Purchaser have caused this Agreement to be executed as of the date first written above.

VIACOM INTERNATIONAL INC.

By:	/s/ Alexander J. Berkett
Name:	Alexander J. Berkett
Title:	Senior Vice President, Corporate Development

PARAMOUNT NMOC LLC

By:	/s/ Christa A. D’Alimonte
Name:	Christa A. D’Alimonte
Title:	Senior Vice President and Assistant Secretary

[Signature Page to Membership Interest Purchase Agreement]

LIONS GATE FILMS HOLDINGS COMPANY #2, INC.

By:	/s/ Wayne Levin
Name:	Wayne Levin
Title:	President, General Counsel and Secretary

[Signature Page to Membership Interest Purchase Agreement]

METRO-GOLDWYN-MAYER STUDIOS INC.

By:	/s/ Lesley Freeman
Name:	Lesley Freeman
Title:	Chief Legal Officer

[Signature Page to Membership Interest Purchase Agreement]

ANNEX A
CERTAIN DEFINED TERMS

“Action” shall mean any action, suit, claim, complaint, litigation, investigation, hearing, inquiry, audit, proceeding, arbitration or other similar dispute.

“Affiliate” shall mean (a) with respect to any Person other than VII and Paramount, another Person that directly or indirectly through one of more intermediaries, controls, is controlled by or is under common control with, such first Person and (b) with respect to VII and Paramount, Viacom Inc. or any Person controlled by Viacom Inc. For purposes of this definition, “control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, or as trustee, personal representative or executor, of the power to direct or cause the direction of the business or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract, credit arrangement or otherwise.

“Aggregate Prior Payments” shall mean, with respect to a given date, the sum of each of the following (if any) paid prior to such date: the First Additional Payment plus the Six Month Additional Payment plus the Twelve Month Additional Payment plus the Eighteen Month Additional Payment plus the Post-Eighteen Month Additional Payment(s).

“Aggregate Sellers Percentage” shall mean 80.91%.

“Applicable Epix Sale” shall mean any Epix Sale included in the calculation of Aggregate Eighteen Month Proceeds in accordance with the terms of Section 4.7(d)(i).

“Business Day” shall mean each day that is not a Saturday, Sunday or other day on which banking institutions located in New York, New York or Los Angeles, California are authorized or obligated by Legal Requirement to close.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Closing Debt” shall mean all indebtedness for borrowed money outstanding as of the closing date of an Epix Sale or directly or indirectly assumed, refinanced, extinguished or consolidated in an Epix Sale.

“Company Confidential Information” means all information (whether or not specifically identified as confidential), in any form or medium, that is disclosed to, or developed or learned by, a Seller solely as a consequence or result of being an owner of Membership Interests or service provider to a Company Entity pursuant to the Services Agreement or a Seller’s director designee on the Company’s board of directors and, in each case, that relates to a Company Entity or its business, products, services or research, including, without limitation: (a) internal business information of any Company Entity (including, without limitation, information relating to strategic plans and practices, business, accounting, financial or marketing plans, practices or programs, training practices and programs, salaries, bonuses, incentive plans and other compensation and benefits information and accounting and business methods); (b) identities of, individual requirements of, specific contractual arrangements with, and information about, any Company Entity, its customers and its confidential information, other than any contractual arrangements with the Company to which a Seller is a party; (c) any confidential or proprietary information of any third party that the Company or any Company Entity has a duty to maintain confidentiality of, or use only for certain limited purposes; (d) industry research compiled by, or on behalf of any Company Entity, including, without limitation, identities of potential target companies, management teams, and transaction sources identified by, or on behalf of, any Company Entity; (e) compilations of data and analyses, processes, methods, track and performance records, data and data bases relating thereto; and (f) information related to the Company’s intellectual property; provided that “Company Confidential Information” shall not include any information that (A) has become generally known to and widely available for use within the industry other than as a result of the acts or omissions of the Sellers or a Person that the Sellers have direct control over to the extent such acts or omissions are not authorized by the Sellers in the performance of such Person’s assigned duties for the Sellers, (B) is or becomes available to a Seller on a non-confidential basis from a source other than a Company Entity that, to such Seller’s knowledge, is entitled to disclose it, (C) is verifiably developed by a Seller without the benefit or use of the information provided by any Company Entities, or (D) is subject to Section 4.4.

“Company Entity” shall mean any of the Company or its current subsidiary.

“Company Material Adverse Effect” means any change, event, occurrence or circumstance that, individually or in the aggregate with all other changes, events, occurrences and circumstances, results in, or would reasonably be expected to result in, a material adverse effect on the business, results of operations or financial or other condition, assets or Liabilities of the Company and its subsidiary, taken as a whole; provided, however, that none of the following, either alone or in combination, shall be taken into account in determining whether there has been a “Company Material Adverse Effect”: (a) general local, domestic, foreign, or international economic, business or political conditions (or changes therein), (b) changes, events, occurrences or circumstances that generally affect the industries or segments thereof in which the Company and its subsidiary operate (including legal and regulatory changes), (c) acts of war (whether or not declared), sabotage or terrorism, military actions, armed hostility, or the escalation or worsening thereof, (d) any changes or modifications in applicable Legal Requirements or accounting rules or principles or the interpretation or enforcement thereof, in each case after the date hereof, (e) changes, events, occurrences or circumstances attributable to the announcement of the Transactions or the announcement of the execution of this Agreement or any Related Agreement, including to the extent attributable thereto (i) any actions of competitors, (ii) any actions taken by or losses of employees, customers, distributors, suppliers, licensors, licensees, sub-licensees, affiliates or any similar Persons, including as a result of the identity of Purchaser and (iii) any Action resulting therefrom or with respect thereto; (f) changes, events, occurrences or circumstances affecting the financial, credit or securities markets in the United States or in any other country or region in the world, including changes in interest rates or foreign exchange rates; (g) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides or other natural disasters, weather conditions, explosions or fires or other force majeure events; (h) the failure by the Company or its subsidiary to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period (but not the underlying causes of such failure unless such underlying causes would otherwise be excepted from this definition); and (i) any change, event, occurrence or circumstance that results from (1) any actions taken or not taken at the written request of Purchaser, (2) any actions required to be taken by this Agreement (except for Section 4.1, other than those actions set forth in the following clauses (3) or (4)), (3) actions not taken by the Company in accordance with Section 4.1(b) because such action was not approved by the directors designated by Purchaser that would have otherwise been permitted to have been taken pursuant to the JV Term Sheet or (4) any actions not taken by the Company in accordance with Section 4.1(c) because such action was not approved by Purchaser; except in the case of clauses (a), (b), (d) and (f) above, to the extent that the Company and its subsidiary, taken as a whole, are affected thereby in a substantially disproportionate manner as compared with other participants in the industries in which the Company and its subsidiary operate.

“Contingent Payments” shall mean any contingent payments payable to the Purchaser or one of its Affiliates or the Company pursuant to a definitive agreement for an Epix Sale which are not made to Purchaser or one of its Affiliates or the Company until after the closing of the applicable Epix Sale (including, without limitation, earn-outs), but excluding only Escrowed Amounts, Time-Based Deferred Payments and Equity Equivalent Exercise Amounts.

“Conveyance Taxes” shall mean any sales, use, value added, transfer, stamp, stock transfer, documentary, registration, filing, recording and other similar Tax imposed by a Governmental Authority.

“Enterprise Value” shall be calculated, with respect to a particular Epix Sale, so as to include only the following: (a) the following proceeds and other cash or non-cash consideration paid to or received by Purchaser or its Affiliates or the Company in connection with such Epix Sale: (i) cash included in such consideration; (ii) notes, securities and other property valued at the fair market value thereof; and (iii) any extraordinary or special dividends or distributions paid in connection with such Epix Sale; (b) the Company Closing Debt; and (c) a reduction for Transaction Costs. For clarity, (x) Enterprise Value shall not include any other consideration paid to or received by Purchaser or its Affiliates or the Company in connection with an Epix Sale, including, without limitation, the value of any carriage, affiliation or other commercial agreements, and (y) Enterprise Value shall not include the value of any Escrowed Amounts, Time-Based Deferred Payments, Equity Equivalent Exercise Amounts, Straddle Payments and Contingent Payments unless and until any such payment or amount is actually made or released to Purchaser or its Affiliates or the Company (and if made or released following the Eighteen Month Date, solely to the extent contemplated pursuant to Section 4.7(e)(ii)).

“Epix Sale” shall mean any direct or indirect sale, transfer, assignment, or other disposition of ownership interests of the Company by Purchaser or its Affiliates or the Company, whether by the sale, transfer, assignment, liquidation, merger or other business combination transaction, or sale of all or substantially all of the assets of the Company, in each case, whether in a single transaction or a series of related transactions; provided, that, for the avoidance of doubt, an Epix Sale shall not include a direct or indirect change of control of MGM Holdings Inc. whether by the sale, transfer, assignment, liquidation, merger or other business combination transaction, or sale of all or substantially all of the assets of MGM Holdings Inc., in each case, whether or not in one or more of a series of related transactions. For clarity, the exercise or conversion of Equity Equivalents shall be treated as described in Section 4.7(e)(i).

“Equity Equivalents” shall mean derivatives, options, warrants of the Company, or other similar securities or other right to subscribe for, acquire or purchase any of the foregoing or any equity interests in or assets of the Company, or any other securities or instruments convertible into or exercisable or exchangeable for any of the foregoing.

“Escrowed Amounts” shall mean any amounts payable to Purchaser or its Affiliates or the Company that are placed into escrow and not released until after the closing of the applicable Epix Sale.

“Governmental Authority” shall mean any court, arbitral body, administrative, regulatory or self-regulatory authority or agency, tribunal or commission or other federal, state, county, local or other foreign governmental authority, instrumentality, agency or commission, including any securities exchange on which the securities of such party (or of a controlling Affiliate of such party) are listed.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“JV Term Sheet” shall mean the JV Term Sheet attached as Exhibit A to the Amended and Restated Letter Agreement dated November 19, 2008 by and among the Sellers, Purchaser, Viacom Inc. and Paramount Pictures Corporation, as amended.

“Legal Requirement” shall mean any applicable U.S. or non-U.S. federal, state, local or other constitution, law, statute, ordinance, rule, regulation, published administrative position, policy or principle of common law, or any Order, including any applicable securities laws or the requirements of any applicable stock exchange, in any case issued, enacted, adopted, promulgated, implemented or otherwise put into legal effect by or under the authority of any Governmental Authority.

“Liability” shall mean any liability, debt, obligation, deficiency, interest, Tax, penalty, fine, claim, demand, judgment, cause of action or other loss (including, without limitation, loss of benefit or relief), cost or expense of any kind or nature whatsoever, whether asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, and whether due or to become due and regardless of when asserted.

“Lien” shall mean any lien, pledge, charge, claim, option, right of first refusal, preemptive right, transfer restriction, buy/sell right, put/call right, security interest, imperfection of title, equitable interest or similar encumbrance or restriction.

“Lions Gate Output Agreement” shall mean the Lions Gate Pay TV License Agreement attached as Exhibit C-2 to that certain amended and restated letter agreement dated November 19, 2008, as amended.

“MGM’s Knowledge” shall mean the actual knowledge of Gary Barber, Kenneth Kay or Lesley Freeman.

“Order” shall mean (a) any order, judgment, injunction, ruling or other decree, whether temporary, preliminary or permanent, enacted, issued, promulgated, enforced or entered by any Governmental Authority or (b) any contract with any Governmental Authority that is or has been entered into in connection with any Action.

“Paramount Output Agreement” shall mean the Paramount Pay TV License Agreement attached as Exhibit C-1 to that certain amended and restated letter agreement dated November 19, 2008, as amended.

“Pass-Through Income Tax Return” shall mean a U.S. federal, state, local or foreign Tax Return reporting any item of income, gain, loss, deduction, credit or similar items of the Company that is allocable and reportable for tax purposes to the Sellers. For the avoidance of doubt, a Pass-Through Income Tax Return shall not include any Tax Return with respect to which the Company is considered an entity that is legally responsible for the payment of Tax shown as due.

“Person” shall mean an individual or entity, including without limitation a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a Governmental Authority (or any department, agency, or political subdivision thereof).

“Pro Rata Portion” shall mean, with respect to each Seller, the percentage set forth opposite such Seller’s name in the column titled “Pro Rata Portion” on Exhibit A hereto.

“Purchase Price” shall mean nine hundred seventy million nine hundred twenty thousand U.S. dollars ($970,920,000).

“Related Agreements” shall mean the Paramount Output Agreement Amendment, the Lions Gate Output Agreement Amendment, the Assignments and all other agreements and certificates entered into by Purchaser or any of the Sellers in connection with the Transactions.

“Services Agreement” shall mean the MTVN Services Agreement attached as Exhibit D to that certain amended and restated letter agreement dated November 19, 2008, as amended.

“Straddle Epix Sale” shall mean an Applicable Epix Sale, the definitive documents for which were entered into on or prior to the Eighteen Month Date, but which was not consummated on or prior to the Eighteen Month Date.

“Tax” shall mean any income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Authority responsible for the imposition of any such tax (domestic or foreign).

“Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax, including any amendment thereof or attachment thereto.

“Threshold Price” shall mean an amount equal to the sum of (a) one billion two hundred fifty million US dollars ($1,250,000,000) plus (b) interest on such amount accruing at a rate equal to eight percent (8%), compounded monthly; provided that, with respect to any particular Epix Sale, interest shall cease to accrue upon the closing thereof.

“Time-Based Deferred Payments” shall mean any deferred payments the payment of which is conditioned solely on the passage of time which are not made to Purchaser or one of its Affiliates or the Company until after the closing of the applicable Epix Sale.

“Transaction Expenses” shall mean, with respect to an Epix Sale, (a) all documented out-of-pocket fees, costs and expenses (including, without limitation, fees, costs and expenses of legal counsel, investment bankers, brokers or other representatives and consultants and amounts paid to any third party in connection with obtaining any consent, waiver or approval) incurred by the Company, any Company subsidiary, or Purchaser or any of its Affiliates in connection with the negotiation, execution and consummation of such Epix Sale, and (b) any other fees, costs or expenses paid or required to be paid by the Company, any Company subsidiary, or Purchaser or any of its Affiliates (including any “change of control,” retention, incentive, termination, compensation, severance or other similar payments) pursuant to the definitive documents for such Epix Sale; provided, that Transaction Expenses shall not include any such fees, costs and expenses deducted from the purchase price paid to the Company, any Company subsidiary, or Purchaser or any of its Affiliates at the closing of an Epix Sale pursuant to the definitive documents for such Epix Sale.

“Viacom Confidential Information” means all information (whether or not specifically identified as confidential), in any form or medium, that is disclosed to, or developed or learned by, the Company and that relates to VII or any of its Affiliates (collectively, “Viacom Entities”) or their respective businesses, products, services or research, including, without limitation: (a) internal business information of any Viacom Entity (including, without limitation, information relating to strategic plans and practices, business, accounting, financial or marketing plans, practices or programs, training practices and programs, salaries, bonuses, incentive plans and other compensation and benefits information and accounting and business methods); (b) identities of, individual requirements of, specific contractual arrangements with, and information about, any Viacom Entity, its customers and its confidential information, other than any contractual arrangements with the Company to which a Viacom Entity is a party; (c) any confidential or proprietary information of any third party that any Viacom Entity has a duty to maintain confidentiality of, or use only for certain limited purposes; (d) industry research compiled by, or on behalf of any Viacom Entity, including, without limitation, identities of potential target companies, management teams, and transaction sources identified by, or on behalf of, any Viacom Entity; (e) compilations of data and analyses, processes, methods, track and performance records, data and data bases relating thereto; and (f) information related to the any Viacom Entity’s intellectual property; provided that “Viacom Confidential Information” shall not include any information that (A) has become generally known to and widely available for use within the industry other than as a result of the acts or omissions of the Company or Purchaser or a Person that the Company or Purchaser has direct control over to the extent such acts or omissions are not authorized by the Company or Purchaser in the performance of such Person’s assigned duties for the Company or Purchaser, (B) is or becomes available to the Company or Purchaser on a non-confidential basis from a source other than a Viacom Entity that, to the Company’s or Purchaser’s knowledge, is entitled to disclose it, or (C) is verifiably developed by the Company or Purchaser without the benefit of the information provided by any Viacom Entities.

“VII Disclosure Schedule” shall mean the disclosure schedule delivered by VII to Purchaser concurrent with the execution of this Agreement.

“VII’s Knowledge” shall mean the actual knowledge of Robert Bakish, Wade Davis or Michael Fricklas.